SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

American Defense Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

025351107

(CUSIP Number)

West Coast Opportunity Fund, LLC c/o West Coast Asset Management, Inc. 1205 Coast Village Road Montecito, California 93108 Attention: R. Atticus Lowe Telephone: (805) 653-5333

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 12 pages

CUSIP No.: 092164102

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Opportunity Fund, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0
	8.	SHARED VOTING POWER - 12,994,823
	9.	SOLE DISPOSITIVE POWER - 0
	10.	SHARED DISPOSITIVE POWER - 12,994,823
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,994,823
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%
14.	TYPE OF REPORTING PERSON OO

Page 2 of 12 pages

CUSIP No.: 092164102

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Asset Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0
	8.	SHARED VOTING POWER - 12,994,823
	9.	SOLE DISPOSITIVE POWER - 0
	10.	SHARED DISPOSITIVE POWER - 12,994,823
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,994,823
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%
14.	TYPE OF REPORTING PERSON CO, IA

Page 3 of 12 pages

CUSIP No.: 092164102

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Atticus Lowe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0
	8.	SHARED VOTING POWER - 12,994,823
	9.	SOLE DISPOSITIVE POWER - 0
	10.	SHARED DISPOSITIVE POWER - 12,994,823
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,994,823
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%
14.	TYPE OF REPORTING PERSON IN, HC

Page 4 of 12 pages

CUSIP No.: 092164102

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance W. Helfert
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0
	8.	SHARED VOTING POWER - 12,994,823
	9.	SOLE DISPOSITIVE POWER - 0
	10.	SHARED DISPOSITIVE POWER - 12,994,823
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,994,823
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%
14.	TYPE OF REPORTING PERSON IN, HC

Page 5 of 12 pages

CUSIP No.: 092164102

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul J. Orfalea
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0
	8.	SHARED VOTING POWER - 12,994,823
	9.	SOLE DISPOSITIVE POWER - 0
	10.	SHARED DISPOSITIVE POWER - 12,994,823
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,994,823
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%
14.	TYPE OF REPORTING PERSON IN, HC

Page 6 of 12 pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the Reporting Persons. This Amendment No. 2 amends the Schedule 13D as specifically set forth below. All other Items are unchanged.

ITEM 5.	Interest in Securities of the Issuer.

(a)(1) As of the reporting date, the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 12,994,823 shares of Common Stock, which represents approximately 25.00% of the Common Stock outstanding as of November 15, 2010. The aggregate amount includes: (A) 9,539,199 shares of Common Stock issued to the Fund as stock dividends with regard to Series A Preferred Stock previously owned by the Fund, and (B) 3,455,624 shares of Common Stock issued to the Fund upon exercise of warrants issued in connection with the Fund’s purchase of Series A Preferred Stock.

(b) The Fund, the Managing Member, and the Principals may be deemed to share (with each other and not with any third party) the power to dispose or direct the disposition of the 12,994,823 shares of Common Stock.

(c) On March 22, 2011, the Issuer entered into a Securities Redemption Agreement (the “Redemption Agreement”) with Fund and Centaur Value Fund, LP (together, the “Series A Holders”), pursuant to which Issuer sold to the Series A Holders all of the issued and outstanding membership interests (the “APSG Interests”) in American Physical Security Group, LLC, (“APSG”)a wholly-owned subsidiary of the Issuer. WCOF owned 14,025 shares of Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Shares”). In exchange for receiving its prorate portion of the APSG Interests, WCOF (i) paid the $935,000 in cash at the closing of the transactions contemplated by the Redemption Agreement and (ii) tendered to Issuer the Series A Preferred Shares, which had an aggregate redemption price of $15,427,500.

In connection with the Redemption Agreement, the Issuer and the Series A Holders entered into that certain Membership Interest Option Agreement (the “Option Agreement”) pursuant to which the Series A Holders granted the Issuer an option (the “Option”) to repurchase the APSG Interests within six (6) months following the closing of the transactions contemplated by the Redemption Agreement at a cash purchase price equal to the sum of (i) $15,525,000, plus (ii) the amount of any net investment made in APSG concurrently with and following the closing of the Redemption Agreement and prior to the closing of the purchase of the APSG membership interests pursuant to exercise of the Option.

The description of the terms of the Redemption Agreement and Option Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Redemption Agreement and Option Agreement, filed as Exhibits 10.1 and 10.2, respectively, to the Form 8-K filed by the Issuer on March 28, 2011, incorporated herein by reference.

The Irrevocable Proxy and Voting Agreement (“Voting Agreement”) dated as of May 22, 2009, between Anthony Piscitelli, the CEO of Issuer, and the Series A Holders terminated pursuant to its own terms upon completion of the redemption of all of the issued and outstanding shares of Series A Preferred Stock subject to the Redemption Agreement. As a result, the Fund no longer shares voting power with regard to 8,047,394 shares of Issuer Common Stock held by Mr. Piscitelli.

(d) Not applicable.

(e) Not applicable.

Page 7 of 12 pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Power of Attorney dated January 15, 2009

Page 8 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: April 1, 2011

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT
PAUL J. ORFALEA

By:	/s/ Diana Pereira
Name: Diana Pereira
Title: Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

Page 9 of 12 pages

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement

Exhibit B – Power of Attorney dated January 15, 2009

Page 10 of 12 pages